SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  September 2004

Commission File Number 0-22617

Minco Mining & Metals Corporation

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

(Page 1)

1.

September 2, 2004 News Release

The Registrant is pleased to announce that it has entered into an engagement with Paradigm Capital Inc. and Osprey Capital Partners (the “Agents”) to complete a private placement financing to raise up to Cdn$3,000,000, subject to all required regulatory approvals.  The Units issued will have a four month hold period from the date of closing.

Minco will issue Units consisting of one common share of the Company and one-half of one common share purchase warrant. Each full common share purchase warrant will entitle the holder thereof to acquire one additional common share of the Company for a period of 24 months from the date of issuance.

The Agents will have the option, exercisable at any time up to 24 hours prior to the closing of the offering, to increase the size of the offering up to an additional Cdn$2,000,000 for total gross proceeds of Cdn$5,000,000.

The financing is scheduled to close on or about September 29, 2004. Proceeds of the offering will be used to advance the exploration and development of the Company's gold and silver projects in China.

The securities referenced herein have not and will not be registered under the United States Securities Act of 1933 (the “1933 Act”) and may not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the 1933 Act) unless the securities have been registered under the 1933 Act, or are otherwise exempt from such registration.

2.

September 14, 2004 News Release

The Registrant is pleased to announce that a diamond drilling program has started at the BYC Gold project in  China.  Drilling will focus on two major gold zones outlined in the 2004 and previous exploration programs.

The 2004 exploration program comprised detailed geological mapping, trenching and sampling of approximately 100 gold showings and anomalies over the licence areas identified earlier by Minco’s Chinese partner.  This data is  supplemented by additional geochemical and geophysical surveys (magnetometer and IP) in selected areas.

The North Zone includes an open pit previously mined by local miners, where approximately 400,000 tonnes oxide materials was extracted at a grade estimated by our consultants at approximately 3 grams per tonne.  A minimum of 5 drill holes have been laid out in the North Zone to intersect the main  mineralized shear zone beneath the old open pit.  A high grade section across the shear structure in this old pit was sampled by the Chinese in a previous exploration program and assayed at 71 grams per tonne gold over 9 metres across the shear structure.  A sample of the open pit in the North zone assayed 54 grams per tonne gold over 2.5 metres.

In the South Zone, extensive sampling of exposed trenches has been completed and the results are being compiled currently.  Further drill targets will be generated from this sampling program.

3.

September 15, 2004 News Release

The Registrant is pleased to announce a brokered  financing with Paradigm Capital Inc. and Osprey Capital Partners (the “Agents”) to complete a private placement financing to raise up to Cdn$3,000,000, with a provision for an additional Cdn$2,000,000 for total gross proceeds up to Cdn$5,000,000, subject to all required regulatory approvals.

The offering price is C$1.40 per Unit. Each Unit will comprise one common share (“Common Share”) of the Company plus one-half of one common share purchase warrant (“Warrant”). Each whole Warrant will entitle the holder to acquire one additional common share of the Company for a period of 24 months from the date of issuance at a price of Cdn$1.70.

The net proceeds from the Offering will be used for funding exploration and development activities on the Company’s mineral properties in the China, the acquisition of further mineral properties and for general corporate purposes.

The Company will pay the Agent a commission of 8.0% of the gross proceeds of the Offering.  In addition, Minco will grant the Agent broker warrants providing the Agent the option to acquire, at an exercise price equal to the Offering price, such number of common shares that is equal to 10% of the number of Units sold pursuant to the Offering for a period of 18 months following the Closing Date.

The securities referenced herein have not and will not be registered under the United States Securities Act of 1933 (the “1933 Act”) and may not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the 1933 Act) unless the securities have been registered under the 1933 Act, or are otherwise exempt from such registration.

4.

September 20, 2004 News Release

The Registrant is pleased to announce that it has incorporated a wholly owned subsidiary in British Columbia:  Minco Silver Corporation (“Minco Silver”).   The Company is working with the Guangdong Geological Exploration and Development Corporation (“GGEDC”) on the completion of the final Sino-Foreign Joint Venture Contract with regard to the Fuwan Silver project.  The Company is in the process of obtaining all government approvals including the business license and exploration permits.  The Sino-foreign joint venture enterprise will be named the Guangdong Minco Mining Co., Ltd., in which Minco Silver Corporation has the right to earn a 75% interest.

An independent evaluation of the Exploration Permits on the Fuwan Silver Property has been completed.  The assessed value of the property is  10.33million RMB (US$1.25 million) which  has been confirmed by the Chinese government.

Future Strategic Plans

As described in the above referenced news releases, Minco has now established a corporate structure that allows itself to move its silver  projects into a subsidiary while keeping its gold projects (BYC, Gobi, Yangshan, Changkeng) under the main umbrella company, Minco Mining & Metals Corporation.

The Company is considering  new industry strategic partners and investors to be part of the Minco Silver.  During the next few months, Minco Silver will undertake a private placement and Initial Public Offering (subject to regulatory and shareholder approval), and intends to acquire more advanced silver properties in China.   The Company currently plans to dividend a significant portion of its holdings in Minco Silver to its shareholders at an appropriate time after the IPO.

The Registrant currently has 30,984,969 issued and outstanding common shares.

A copy of the Registrant's news releases dated  September 2, 14, 15 and 20, 2004 are attached.

2.

Exhibits

2.1

News Release dated September 2, 2004

2.2

News Release dated September 14, 2004

2.3

News Release dated September 15, 2004

2.4

News Release dated September 20, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

/s/ William Meyer

Date:    October 6, 2004

William Meyer

Director and Chairman

Exhibit 2.1

TSX: MMM
For Immediate Release	September 2, 2004

Not for distribution to U.S. newswires or for dissemination in the United States

MINCO ANNOUNCES $3,000,000 PRIVATE PLACEMENT

Minco Mining & Metals Corporation (“Minco” or the “Company”) (TSX: “MMM”) is pleased to announce that it has entered into an engagement with Paradigm Capital Inc. and Osprey Capital Partners (the “Agents”) to complete a private placement financing to raise up to Cdn$3,000,000, subject to all required regulatory approvals.

Pursuant to the engagement with the Agents, Minco will issue Units consisting of one common share of the Company and one-half of one common share purchase warrant. Each full common share purchase warrant will entitle the holder thereof to acquire one additional common share of the Company for a period of 24 months from the date of issuance.

The Agents will have the option, exercisable at any time up to 24 hours prior to the closing of the offering, to increase the size of the offering up to an additional Cdn$2,000,000 for total gross proceeds of Cdn$5,000,000.

The financing is scheduled to close on or about September 29, 2004. Proceeds of the offering will be used to advance the exploration and development of the Company's gold and silver projects in China.

The private placement will be subject to the approval of The Toronto Stock Exchange. The Units issued will have a four month statutory holding period from the date of closing.

The securities referenced herein have not and will not be registered under the United States Securities Act of 1933 (the “1933 Act”) and may not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the 1933 Act) unless the securities have been registered under the 1933 Act, or are otherwise exempt from such registration.

For further information, please contact Michael G. Legg, P.Eng., Executive Vice President at Minco at

1-888-288-8288 or (604) 688-8002

  info@mincomining.ca  www.mincomining.ca

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  Refer to the Company's Form 20-F and Form 6-K reports for a more detailed discussion of factors that may impact future results.  The Company undertakes no obligation and has no intention of updating forward-looking statements.

Exhibit 2.2

TSX: MMM
For Immediate Release	September 14, 2004

DRILLING UNDERWAY ON BYC GOLD PROJECT, CHINA

Minco Mining & Metals Corporation (TSX: MMM) (“Minco”) and New Cantech Ventures Inc. (“New Cantech”) are pleased to announce that a diamond drilling program has started at the BYC Gold project in Inner Mongolia, China.  Drilling will focus on two major gold zones outlined in the 2004 and previous exploration programs.  The exploration program is being funded by New Cantech through a farm-in agreement with Minco wherein New Cantech can earn a 51% interest in the project through expenditure of Cdn2.4 million over three years (see details in News Release of November 3, 2003).

The 2004 exploration program comprised detailed geological mapping, trenching and sampling of approximately 100 gold showings and anomalies over the licence areas identified earlier by Minco’s Chinese partner.  This data is  supplemented by additional geochemical and geophysical surveys (magnetometer and IP) in selected areas.  The current diamond drilling program is designed to follow-up the targets selected from these mapping and sampling programs.

The North Zone includes an open pit previously mined by local miners, where approximately 400,000 tonnes oxide materials was extracted at a grade estimated by our consultants at approximately 3 grams per tonne.  A minimum of 5 drill holes have been laid out in the North Zone to intersect the main  mineralized shear zone beneath the old open pit.  Further holes will be drilled along the shear zone as identified by mapping, trench sampling and the current geophysical surveys.  A high grade section across the shear structure in this old pit was sampled by the Chinese in a previous exploration program and assayed at 71 grams per tonne gold over 9 metres across the shear structure.  A sample of the open pit in the North zone assayed 54 grams per tonne gold over 2.5 metres.  Assaying was done at the Laboratory of the Inner Mongolia Bureau of Mineral Exploration in Hohhot, the Capital city of Inner Mongolia.

In the South Zone, extensive sampling of exposed trenches has been completed and the results are being compiled currently.  Further drill targets will be generated from this sampling program.

Minco and New Cantech are very encouraged by the initial results from BYC and will be reporting results regularly from the trench sampling and diamond drilling programs.

This news release has been reviewed and approved for release by William Meyer, P. Eng., Chairman of the Board, and designated Qualified Person.

For further information, please contact Minco at 1-888-288-8288 or (604) 688-8002

  info@mincomining.ca  www.mincomining.ca

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  Refer to the Company's Form 20-F and Form 6-K reports for a more detailed discussion of factors that may impact future results.  The Company undertakes no obligation and has no intention of updating forward-looking statements.

Exhibit 2.3

TSX: MMM
For Immediate Release	September 15, 2004

Not for distribution to U.S. newswires or for dissemination in the United States

MINCO ANNOUNCES  TERMS ON C$3 MILLION FINANCING

Minco Mining & Metals Corporation (the “Company”) is pleased to announce  a brokered deal financing with Paradigm Capital Inc. and Osprey Capital Partners (the “Agents”) to complete a private placement financing to raise up to Cdn$3,000,000, with a provision for an additional Cdn$2,000,000 for total gross proceeds up to Cdn$5,000,000, subject to all required regulatory approvals.   The financing is scheduled to close on or about September 29, 2004.

The agreed offering price is C$1.40 per Unit. Each Unit will comprise one common share (“Common Share”) of the Company plus one-half of one common share purchase warrant (“Warrant”). Each whole Warrant will entitle the holder to acquire one additional common share of the Company for a period of 24 months from the date of issuance at a price of Cdn$1.70.

The net proceeds from the Offering will be used for funding exploration and development activities on the Company’s mineral properties in the People’s Republic of China, the acquisition of further mineral properties and for general corporate purposes.

The private placement is subject to the approval of The Toronto Stock Exchange and a four month statutory holding period from the date of closing.

The Company will pay the Agent a commission of 8.0% of the gross proceeds of the Offering.  In addition, Minco will grant the Agent broker warrants providing the Agent the option to acquire, at an exercise price equal to the Offering price, such number of common shares that is equal to 10% of the number of Units sold pursuant to the Offering for a period of 18 months following the Closing Date.

The securities referenced herein have not and will not be registered under the United States Securities Act of 1933 (the “1933 Act”) and may not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the 1933 Act) unless the securities have been registered under the 1933 Act, or are otherwise exempt from such registration.

For further information, please contact Minco at 1-888-288-8288 or (604) 688-8002

  info@mincomining.ca  www.mincomining.ca

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  Refer to the Company's Form 20-F and Form 6-K reports for a more detailed discussion of factors that may impact future results.  The Company undertakes no obligation and has no intention of updating forward-looking statements.

Exhibit 2.4

TSX: MMM
For Immediate Release	September 20, 2004

SIGNIFICANT PROGRESS ON MINCO SILVER

Minco Mining & Metals Corporation (TSX: MMM) (“Minco”) announces that further  to the Company’s news releases of June 22, 2004 and July 7, 2004, Minco is continuing its efforts to position itself as a major Chinese silver company.  The Company has incorporated a wholly owned subsidiary in British Columbia:  Minco Silver Corporation (“Minco Silver”).   The Company is working with the Guangdong Geological Exploration and Development Corporation (“GGEDC”) on the completion of the final Sino-Foreign Joint Venture Contract with regard to the Fuwan Silver project.  The Company is in the process of obtaining all government approvals including the business license and exploration permits.  The Sino-foreign joint venture enterprise will be named the Guangdong Minco Mining Co., Ltd., in which Minco Silver Corporation has the right to earn a 75% interest.

An independent evaluation of the Exploration Permits on the Fuwan Silver Property has been completed.  The assessed value of the property is  10.33million RMB (US$1.25 million) which  has been confirmed by the Chinese government.

Future Strategic Plans

As described in the above referenced news releases, Minco has now established a corporate structure that allows itself to move its silver  projects into a subsidiary while keeping its gold projects (BYC, Gobi, Yangshan, Changkeng) under the main umbrella company, Minco Mining & Metals Corporation.

The Company is considering  new industry strategic partners and investors to be part of the Minco Silver.  During the next few months, Minco Silver will undertake a private placement and Initial Public Offering (subject to regulatory and shareholder approval), and intends to acquire more advanced silver properties in China to build its silver resource base.   The Company currently plans to dividend a significant portion of its holdings in Minco Silver to its shareholders at an appropriate time after the IPO.

This news release has been reviewed and approved for release by William Meyer, P.Eng. Chairman of the Board, and designated Qualified Person.

For further information, please contact Ken Cai at 1-888-288-8288 or (604) 688-8002

  info@mincomining.ca  www.mincomining.ca

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  Refer to the Company's Form 20-F and Form 6-K reports for a more detailed discussion of factors that may impact future results.  The Company undertakes no obligation and has no intention of updating forward-looking statements.